FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

Sadia S.A.

CNPJ/MF 20.730.099/0001-94

In reply to an inquiry made in the official letter CVM/SEP/GEA-2/n. 051/09, dated February 12, 2009, requesting Sadia S.A. (“Sadia”) to provide information about the news published by a newspaper under the headlines “Por 1,4 bilhão, novo sócio assumiria o controle da Sadia” (For R$1.4 billion, a new partner would assume Sadia´s control), on 02/12/2009, Sadia makes the following statement: (i) The information assumed in the article reflects the newspaper´s and the market´s analysis and opinions, and not Sadia´s, (ii) Sadia ratifies that, as usual, it studies all opportunities and possibilities offered by the market, and (iii) Sadia will keep the market informed whenever there are facts, agreements or pre-agreements, even under conditions precedents, that justify any Material Fact.

São Paulo, February 13, 2009.

Sadia S.A.

Welson Teixeira Junior

Investor Relations Director